UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 April, 2009

ASX & MEDIA RELEASE
8 APRIL, 2009

GLYCOTEX’ INVESTIGATIONAL COMPOUND GLYC-101 ACHIEVES ACCELERATED WOUND CLOSURE BASED ON INTERIM ANALYSIS.

Novogen Limited’s subsidiary, Glycotex, Inc., has made the following announcement:

Rockville, MD – 7 April, 2009 - Glycotex, Inc. today announced the completion of a scheduled interim analysis in a Phase II study evaluating the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in cosmetic surgery patients undergoing carbon dioxide laser skin resurfacing on the lower eyelid area.

The interim analysis was conducted after 26 subjects completed the study. The comparison of each active arm to placebo with respect to the primary endpoint (time to complete wound closure) shows positive results when considering the full dataset of patient data from all treatment combinations.

Specifically, the efficacy outcomes were statistically significantly different when comparing GLYC-101 0.1% and GLYC-101 1.0% groups to placebo (p values are 0.0062 and 0.0331, respectively).  These interim results suggest that the time to wound closure will be shorter for eyelids treated on the active arms when compared to placebo in the final analysis.  Assessment of safety data is ongoing.

This ongoing Phase II randomised, double-blind, placebo-controlled clinical study will continue enrolment to approximately 48 patients at one clinical trial site in Beverly Hills, California.  Patients are randomised to receive either GLYC-101 0.1%, GLYC-101 1.0%, or placebo gel on one lower eyelid, and a different test article on the other lower eyelid applied topically to the laser-ablated area immediately following the laser procedure and for four consecutive days thereafter for a total of five applications. The primary efficacy endpoint of the study is time to complete wound healing, and the secondary efficacy point is cosmetic outcomes, including scarring.  The study is observing the effects of the topical agent over the course of one month following the initial treatment with the investigational compound (GLYC-101 gel) or placebo.

About GLYC-101

A previous Phase II Pilot Study, investigating clinical outcomes and safety parameters of GLYC-101 gel at two doses compared to placebo, was completed in April 2008.

GLYC-101 is being developed to stimulate and modulate the natural cascade of wound healing activities of several cell populations.  The product candidate is a topical gel to be applied directly on the wound surface.  In May 2006, Glycotex completed a Phase II clinical trial of GLYC-101 in Australia, in which GLYC-101 produced a statistically significant rate of wound area reduction versus combined placebo and standard care in patients with chronic venous ulcers.  The results provided proof-of concept and dose-ranging information for GLYC-101.

The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers, and diabetic ulcers.

About Glycotex, Inc.

Glycotex, Inc. is a US based development stage biopharmaceutical company focused on discovering and developing therapies intended to accelerate human wound healing and tissue repair across a wide range of human applications.  It has licensed from Novogen Limited certain patent rights and know-how to use and exploit its technology in a wide range of wound healing applications.  Glycotex, Inc. is an 81 percent owned subsidiary of Novogen Limited.  For more information, visit www.glycotexinc.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.